Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

SUPER HI INTERNATIONAL HOLDING LTD.

特海國際控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(HKEX Stock Code: 9658; NASDAQ Symbol: HDL)

POLL RESULTS OF THE ANNUAL GENERAL MEETING

HELD ON JUNE 12, 2024

References are made to the circular (the “Circular”) and the notice of the annual general meeting (the “AGM Notice”) of SUPER HI INTERNATIONAL HOLDING LTD. (the “Company”) both dated April 26, 2024 and the supplemental circular and the supplemental notice (the “Supplemental AGM Notice”) of the annual general meeting both dated May 24, 2024. Capitalized terms used herein shall have the same meanings as those defined in the Circular unless otherwise defined.

POLL RESULTS OF THE AGM

At the annual general meeting held on June 12, 2024 (the “AGM”), a poll voting was demanded by the Chairman of the AGM for voting on all the proposed resolutions as set out in the AGM Notice and the Supplemental AGM Notice. The poll results in respect of all the resolutions proposed at the AGM are as follows:

ORDINARY RESOLUTIONS		No. of Votes (Approximate %)
		FOR	AGAINST
1.	To receive, consider and adopt the audited consolidated financial statements of the Company and its subsidiaries and the reports of the directors of the Company (the “Directors”) and auditor of the Company for the year ended December 31, 2023.	388,065,567 99.99%	14,530 0.01%

ORDINARY RESOLUTIONS		No. of Votes (Approximate %)
		FOR	AGAINST
2.(a)	(i) To re-elect Ms. SHU Ping as a non-executive Director.	387,046,956 99.74%	1,022,141 0.26%
	(ii) To re-elect Mr. TAN Kang Uei, Anthony as an independent non-executive Director.	388,045,097 99.99%	30,000 0.01%
	(iii) To re-elect Mr. LIEN Jown Jing Vincent as an independent non-executive Director.	388,045,097 99.99%	30,000 0.01%
2.(b)	To authorize the board of Directors (the “Board”) to fix remuneration of the Directors.	387,995,957 99.98%	79,140 0.02%
3.	To re-appoint Deloitte & Touche LLP as the auditor of the Company and authorize the Board to fix remuneration of auditor.	388,075,097 100.00%	0 0.00%
4.	(A) To give a general and unconditional mandate to the Directors to allot, issue and deal with shares (including any sale and transfer of shares out of treasury that are held as treasury shares) and/or American depositary shares (the “ADSs”) not exceeding 20% of the number of issued shares of the Company (excluding any shares that are held as treasury shares).	382,079,063 98.45%	5,996,034 1.55%
	(B) To give a general and unconditional mandate to the Directors to repurchase shares and/or ADSs not exceeding 10% of the number of issued shares of the Company (excluding any shares that are held as treasury shares).	388,065,097 99.99%	10,000 0.01%
	(C) To extend the authority given to the Directors pursuant to the ordinary resolution No. 4(A) to issue shares by adding to the number of issued shares of the Company the number of shares and/or ADSs repurchased under the ordinary resolution No. 4(B).	382,086,064 98.46%	5,989,033 1.54%
SPECIAL RESOLUTION		No. of Votes (Approximate %)
		FOR	AGAINST
5.	To consider and approve the proposed amendments of the articles of association of the Company.	388,075,097 100.00%	0 0.00%

Note: Please refer to the AGM Notice and the Supplemental AGM Notice for the full text of the resolutions above.

As more than 50% of votes were casted in favour of each of the above ordinary resolutions numbered 1 to 4, all of the above resolutions were duly passed as ordinary resolutions of the Company at the AGM. As not less than three-fourths of the votes were cast in favour of the above special resolution numbered 5, such resolution was duly passed as special resolution of the Company at the AGM.

GENERAL

As at the date of the AGM, the total number of issued Shares was 650,299,000 Shares. Futu Trustee Limited (in its capacity as the trustee of the share award scheme adopted by the Company on June 24, 2022) held 61,933,000 Shares, representing 9.52% of the issued share capital of the Company as at the date of the AGM, was required to abstain and did abstain from voting on the resolutions proposed at the AGM. Accordingly, the total number of Shares entitling the Shareholders to attend and vote for or against the resolutions proposed at the AGM was 588,366,000. Save as the above, there were no Shares entitling the Shareholders to attend and abstain from voting in favour of any resolutions proposed at the AGM as set out in Rule 13.40 of the Listing Rules, no Shareholders were required to abstain from voting at the AGM under the Listing Rules and none of the Shareholders has stated their intention in the Circular to vote against or to abstain from voting on any of the resolutions proposed at the AGM.

The Company’s branch share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited, was appointed as the scrutineer at the AGM for the purpose of vote-taking.

All of the Directors, namely Ms. SHU Ping, Mr. LI Yu, Mr. WANG Jinping, Ms. LIU Li, Mr. TAN Kang Uei, Anthony, Mr. TEO Ser Luck and Mr. LIEN Jown Jing Vincent, attended the AGM.

By order of the Board
SUPER HI INTERNATIONAL HOLDING LTD.
Ms. SHU Ping
Chairlady

Singapore, June 12, 2024

As of the date of this announcement, the Board comprises Ms. SHU Ping as the chairlady and non-executive Director; Mr. LI Yu, Mr. WANG Jinping and Ms. LIU Li as executive Directors; and Mr. TAN Kang Uei, Anthony, Mr. TEO Ser Luck and Mr. LIEN Jown Jing Vincent as independent non-executive Directors.

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